UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 0-15502

CUSIP Number: 205862402

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	October 31, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Comverse Technology, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

810 Seventh Avenue
Address of Principal Executive Office (Street and Number)

New York, New York 10019
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|_|	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Comverse Technology, Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2009 as soon as practicable, but will not be able to file it on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

This delay is the result of (i) restatement adjustments to the Company’s historical financial statements required to reflect the results of the completed investigations by a special committee of the Company’s Board of Directors (the “Special Committee”) and (ii) the ongoing evaluation of the Company’s application of U.S. Generally Accepted Accounting Principles (“GAAP”) in connection with the recognition of revenue in accordance with The American Institute of Certified Public Accountants’ Statement of Position (SOP) 97-2, “Software Revenue Recognition,” including the assessment of vendor specific objective evidence (“VSOE”) of fair value, and (iii) other items relating to completion of the Company’s consolidated financial statements, tax returns and net operating loss carryforward position. Such investigations of the Special Committee were previously disclosed in the Company’s press releases dated March 14, 2006 and November 14, 2006 and the completion of such investigations and a summary of the results thereof were disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on January 29, 2008. The revenue recognition evaluation, as it concerns VSOE, was previously disclosed in the Company’s press release dated November 5, 2007.

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The Special Committee’s investigations related to past historic improper stock option grant practices and related accounting matters (the “Phase I Investigation”), and other financial and accounting matters, including the recognition of revenue related to certain contracts, errors in the recording of certain deferred tax accounts, the misclassification of certain expenses, the misuse of accounting reserves and the intentional inaccurate presentation of backlog (the “Phase II Investigation”).

The matters relating to the application of GAAP in connection with the recognition of revenue in accordance with SOP 97-2 arose in connection with the audit of the Company’s financial statements for fiscal year 2006 (ended January 31, 2007) by the Company’s independent registered public accounting firm. Such evaluations were not part of the investigations conducted by the Special Committee.

As disclosed in the Company’s press release dated June 18, 2009, the Company consented to the entry of, and is subject to, a final judgment permanently enjoining the Company from any future violations of the federal securities laws and ordering the Company to be in compliance with its obligations with respect to the filing of periodic reports with the SEC by February 8, 2010 or, if earlier, the date on which the Company becomes current in its SEC reporting obligations. The Company intends to file its annual report for the fiscal year ended January 31, 2009 and quarterly reports for the first three quarters of fiscal 2009, together with any restated historical financial information, by February 8, 2010.

Note: This Form 12b-25 contains “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. There can be no assurances that any forward-looking statements will be achieved. Important factors that could affect the statements contained herein include: the results of the investigations of the Special Committee of the Board of Directors concluded on January 28, 2008, of matters relating to the Company’s stock option grant practices and other accounting matters; the results of the Audit Committee’s investigation and any governmental investigations or proceedings arising out of potentially unlawful payments made in foreign jurisdictions in connection with the sale of certain products; the impact of any restatement of financial statements of the Company or other actions that may be taken or required as a result of such investigations or as result of the Company’s evaluation of the application of GAAP in connection with the recognition of revenue; the risk of violating a court order if the Company is unable to file certain periodic reports on or before February 8, 2010 or if the Company does not file periodic reports in a timely manner after that date and any resulting legal proceedings that may be initiated by the SEC to hold the Company in contempt of court or to revoke the registration of its common stock under Section 12(j) of the Exchange Act; litigation, including the pending securities class action and other litigation related to the results of the Special Committee investigations and the restatement of the Company consolidated financial statements and potential liability for a substantial damage award and indemnification obligations; and the discovery of material weaknesses and the implementation of remedial measures. The

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Company undertakes no commitment to update or revise forward-looking statements except as required by law.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Stephen M. Swad	(212)	739-1000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

The Company has not filed its Annual Reports on Form 10-K for the fiscal years ended January 31, 2006, January 31, 2007, January 31, 2008 and January 31, 2009 and its Quarterly Reports for the fiscal quarters ended April 30, 2006, July 31, 2006, October 31, 2006, April 30, 2007, July 31, 2007, October 31, 2007, April 30, 2008, July 31, 2008, October 31, 2008, April 30, 2009, July 31, 2009 and October 31, 2009.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes* ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*	As discussed above, the Company is currently in the process of a review of its financial statements, including the evaluation of the Company’s application of GAAP in connection with the recognition of revenue. The analysis of these matters requires the review of a large number of individual transactions over a number of years, and the Company cannot estimate at this time the impact on its previously issued financial statements or previously issued results. Because the Company has not completed the preparation of its consolidated financial statements for the fiscal periods ended October 31, 2008 and October 31, 2009, the Company is not in a position at this time to provide any reasonable estimate of any anticipated changes in results of operations for the fiscal period ended October 31, 2008 compared with the fiscal period ended October 31, 2009.

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Comverse Technology, Inc.
(Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 10, 2009

COMVERSE TECHNOLOGY, INC.

By:	/s/ Stephen M. Swad
Name:	Stephen M. Swad
Title:	Executive Vice President and Chief Financial Officer

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